Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED MAY 1, 2020
TO THE PROSPECTUS DATED APRIL 8, 2020

This supplement No. 2 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of our share repurchase plan;
•the impact of COVID-19 on our NAV as of March 31, 2020; and
•the recent share pricing information.

Share Repurchase Plan Status
During the month ended April 30, 2020, we redeemed 5,127,769 shares for a total of approximately $61,293,302 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2020 through June 30, 2020 are limited to approximately $103,518,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Impact of COVID-19
The outbreak of the Novel Coronavirus (COVID-19) was declared by the World Health Organization as a “global health emergency” on the 30th of January 2020 and was then characterized as a pandemic in March 2020. COVID-19 has impacted global financial markets, severely restricted international trade and travel, disrupted business operations (in part or in their entirety) and negatively impacted most investment asset classes including real estate.
Over the last seven business days of the first quarter of 2020, the Company's M-I share class declined $0.36, from $12.33 on Monday, March 23 to $11.97 on Tuesday, March 31, 2020. The aggregate decline in share price across all share classes was similar and approximated 3% over this time period.
One component of the NAV decline was the result of shares going ex-dividend on March 26, the day on which all stockholders of record earned the $0.135 quarterly dividend declared by the Board of Directors on March 3 for the first quarter of 2020. This decline, which accounts for approximately 40% of the overall share price movement during this time period, is consistent with the Company’s share price movement over the last thirty-three consecutive quarters of dividend payments.
The larger, approximately 60% component of the NAV decline equating to $0.22 which occurred across three business days during this period, was the net aggregate result of declines in the value of the Company’s portfolio properties as determined by RERC, LLC (formerly known as “Real Estate Research Corporation”), the Company’s Independent Valuation Advisor, and were the result of RERC’s assessment of near term impacts of the COVID-19 pandemic on specific properties.
This late March 2020 value decline totaled nearly $41 million and equates to an approximate 1.4% decline in the Company’s approximate $3 billion gross asset value and an approximate 2% decline in net asset value. Property sectors most impacted were the Company’s:
•grocery anchored retail portfolio, which includes twelve investments worth approximately $810 million and representing 27% of the overall portfolio, where revised appraisals reflected increased credit loss reserves, reduced future rental growth rates, reductions to percentage rent revenues and slower projected lease-up of vacant space;
•parking garages, which includes two investments worth approximately $39 million and representing 1% of the overall portfolio where revised appraisals reflected significantly reduced near-term revenue expectations;
•student-oriented apartment community, which includes one investment worth approximately $21 million and representing 0.5% of the overall portfolio, where the revised appraisal reflected increased credit loss reserves, reduced future rental growth rates and increased near-term vacancy.

The NAV adjustment also includes an approximate $1.5 million reserve for due diligence costs and deposits associated with acquisitions in progress which may not be completed due to the changing economic environment.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from April 1 to April 30, 2020, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
April 1, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 2, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 3, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 6, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 7, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 8, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 9, 2020	$11.94	$11.96	$11.97	$11.97	$11.95
April 13, 2020	$11.94	$11.97	$11.98	$11.97	$11.95
April 14, 2020	$11.94	$11.97	$11.98	$11.97	$11.95
April 15, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 16, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 17, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 20, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 21, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 22, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 23, 2020	$11.94	$11.97	$11.98	$11.98	$11.96
April 24, 2020	$11.94	$11.97	$11.98	$11.98	$11.96
April 27, 2020	$11.94	$11.97	$11.98	$11.98	$11.96
April 28, 2020	$11.94	$11.97	$11.98	$11.98	$11.96
April 29, 2020	$11.94	$11.97	$11.98	$11.97	$11.96
April 30, 2020	$11.93	$11.96	$11.97	$11.96	$11.95
(1)  Shares of Class D common stock are currently being offered pursuant to a private placement offering.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.